July 7, 2010

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549

Dear Mr. Woody:

We are writing in response to your letter dated June 22, 2010 with respect to the Registrant’s Form 10-K for the fiscal year ended September 30, 2009 (filed December 10, 2009) and Form 10-Q for the quarterly period ended December 31, 2009 (filed February 8, 2010), File No. 001-33177.

Set forth below are the comments (in italics) as set forth in your letter and immediately below each comment is the response of the Company.  Unless otherwise noted, the page numbers in our responses refer to the page numbers in the above-referenced filings.

Form 10-K for the fiscal year ended September 30, 2009

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operation

Significant Accounting Policies and Estimates

Real Estate Investments, page 27

1.

We note your response to our prior comment three.  It does not appear that you have completed your response with respect to your evaluation of your property with a 61% occupancy rate.  Please revise your response to address this property.  Additionally, we note you consider potential leases in your discounted cash flow analysis for your vacant properties.  Please provide us in more detail regarding these potential leases; your response should include, but not be limited to, any specifically identified tenants, when you expect these leases to be executed and commence, the anticipated rent, and the anticipated free rent period, if any.  To the extent there is significant uncertainly regarding the execution of these leases, please tell us how you determined it was appropriate to include the cash flows from these potential leases in your discounted cash flow analysis.

The fifth paragraph of the original response #3 should have read as follows:  As part of our review of our property portfolio, we have evaluated our property in Monaca, PA, which had an occupancy rate of 61% as of September 30, 2009, and noted that the sum of the discounted cash flows of the existing leases exceeded its historical net cost basis.

For the information of the Staff, with regard to the two vacant properties, we performed our cash flow analysis using a potential lease.  We receive a property report from our property manager on a monthly basis which includes a leasing summary that details the potential tenants which have expressed interest in leasing the buildings and any lease proposals which contain the main leasing terms, including the rental rate, term, expense responsibilities, and other provisions.  In estimating the cash flows from a potential lease, we estimated an average lease-up time of at least one year and leasing commissions of approximately 6%.  Typically, we do not estimate any free rent as this is not a common lease provision and we did not estimate free rent in the case of the two vacant buildings.  We also estimate a tenant improvement allowance or other repair and maintenance costs in the cash flow analysis based on the estimates provided by our property manager and brokers who inspect the buildings and meet with the potential tenants to determine what cash flows are necessary to execute the leases.   Since there is some uncertainty regarding the execution of these leases, we include cash flows from a potential lease when there is substantial interest and lease terms are being negotiated with one or more potential lessees.  We compensate for the uncertainty by including a lease-up period of at least a year.

The Company reviewed its operating properties in light of the requirements of ASC 360-10 and determined that, as of September 30, 2009, the undiscounted cash flows over the holding period for these properties were in excess of their carrying values and, therefore, no impairment charges were required.

Item 11 – Executive Compensation, page 48

Stock Options, page 50

2.

Please provide a more specific description of the factors that the Compensation Committee considered in awarding stock options in 2009 and explain how those factors are tied to the actual amount of options awarded to each of your named executive officers.  Confirm that you will provide similar disclosure in your future filings.

As mentioned in the previous response, in making its decisions, the Compensation Committee does not use an established formula or focus on a specific performance target.  The Compensation Committee recognizes that often outside forces beyond the control of management, such as economic conditions, changing leasing and real estate markets and other factors, may contribute to less favorable near term results even when sound strategic decisions have been made by the senior executives to position the Company for longer term profitability. Thus, the Compensation Committee also attempts to identify whether the senior executives are exercising the kind of judgment and making the types of decisions that will lead to future growth and enhanced asset value, even if the same are difficult to measure on a current basis.

For 2009, the Company awarded the following stock options to the named executives:

Name	Grant Date	Number of Shares Underlying Options	Exercise Price of Option Award	Grant Date Fair Value
Eugene W. Landy	10/20/08	65,000	$7.25	$14,950
Anna T. Chew	10/20/08	50,000	7.25	11,500
Cynthia J. Morgenstern	10/20/08	50,000	7.25	11,500
Michael P. Landy	10/20/08	25,000	7.25	5,750
Maureen E. Vecere	10/20/08	25,000	7.25	5,750

The employment agreement for the president, Mr. Eugene W. Landy states that the president will receive stock options to purchase 65,000 shares annually.  The employment agreement for Ms. Morgenstern, our executive vice president, states that the president must request annually that the Company’s Compensation Committee grant Ms. Morgenstern an option to purchase 50,000 shares of the Company’s Common Stock, although the employment agreement does not require that the Compensation Committee grant any options.  In 2009, the Compensation Committee received the recommendations from the president for the number of options to be awarded.  The factors that were considered in awarding the stock options included the following progress that was made by management:

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Obtained financing or refinancing on two properties at favorable terms during one of the worst economic recessions when credit was extremely difficult to obtain.

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Continued its conservative approach to management of the properties, grew recurring Funds from Operation (FFO) by 7% and maintained its cash distributions to shareholders.

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Renewed 90% of expiring leases on favorable terms.

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Located and acquired one industrial property and expanded two properties as per its investment strategy without placing undue burden on its liquidity.

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Managed general and administrative costs and kept at a level consistent with the prior fiscal year.

The individual awards were allocated based on the named officers’ individual contributions to these accomplishments.    Other factors included the named officers’ title, responsibilities and years of service.  In addition the awards were compared to each named officers’ total compensation and compared with comparable Real Estate Investment Trusts (REITS) using the annual Compensation Survey published by NAREIT as a guide for setting total compensation.

We will include similar disclosure in future Form 10-K filings.

Notes to the Consolidated Financial Statements

Note 13 – Related Party Transactions, page 106

3.

We note your response to our prior comment seven.  Your response only addressed the specific example in our comment.  Please tell us how you have complied with ASC 850-10-50-5 for the other discloses within your filing; specifically, we note you disclose you believe that the management fee paid to CMS is no more then what you would pay for comparable services elsewhere.

Paragraph 3 of SFAS 57, Related Party Disclosures (ASC 850-10-50-5) notes that transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, freemarket dealings may not exist.  Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.  In determining that the management fee paid to CMS was no more than what we would pay an unrelated party for comparable services elsewhere; management researched the prevailing rate for management of similar net leased properties.  Based on our research, we concluded that the market rate for management services for net leased properties was approximately 1%-1.5% of rents under management.  At the time the management fee with CMS was fixed in 2006 at $380,000 per year, rents under management were $25,000,000.  So the management fee was 1.5% of rents under management.  During 2009, rents under management were approximately $34,000,000 and the fee was approximately 1.1% of rents under management.   Management believes that since the fee paid to CMS from 2006 through 2009 falls within the market range of 1%-1.5% of rents under management for net leases, the requirements of paragraph 3 of SFAS 57 have been met.

The Registrant’s policy for directors, executive officers or any immediate family member of a director or officer to enter into a transaction with the Registrant is described in the Form 10-K, Item 13 – Certain Relationships and Related Transactions and Director Independence, beginning with the last paragraph on page 64.  No director, executive officer, or any immediate family member of such director or executive officer may enter into any transaction or arrangement with the Company without the prior approval of the Board of Directors.  The Board of Directors will appoint a Business Judgment Committee consisting of independent directors who are also independent of the transaction or arrangement.  This Committee will recommend to the Board of Directors approval or disapproval of the transaction or arrangement.  In determining whether to approve such a transaction or arrangement, the Business Judgment Committee will take into account, among other factors, whether the transaction was on terms no less favorable to the Company than terms generally available to third parties and the extent of the executive officer’s or director’s involvement in such transaction or arrangement.  While the Company does not have specific written standards for approving such related party transactions, such transactions are only approved if it is in the best interest of the Company and its shareholders.  Additionally, the Company’s Code of Business Conduct and Ethics requires all directors, officers and employees who may have a potential or apparent conflict of interest to immediately notify the Company’s General Counsel.  Further, to identify related party transactions, the Company submits and requires our directors and executive officers to complete director and officer questionnaires identifying any transactions with the Company in which the director, executive officer or their immediate family members have an interest.

In connection with this response letter, the Company acknowledges the following:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our responses, please call the undersigned at 732-577-4034 or in my absence, Anna T. Chew at 732-577-4033.

Very truly yours,

/s/ MAUREEN E. VECERE
MAUREEN E. VECERE
Chief Financial and Accounting Officer

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